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                                                                                               EXHIBIT 12

                                   AEP TEXAS CENTRAL COMPANY AND SUBSIDIARIES
                         Computation of Consolidated Ratios of Earnings to Fixed Charges
                                        (in thousands except ratio data)




                                                                                                   Twelve
                                                             Year Ended December 31,               Months
                                                -----------------------------------------------    Ended
                                                  1998      1999      2000      2001      2002     6/30/03
                                                  ----      ----      ----      ----      ----     -------
Earnings:
  Income Before Extraordinary Item and
    Cumulative Effect of Accounting Change     $161,511  $187,718  $189,567  $184,787   $275,941  $345,985
  Plus Federal Income Taxes                     126,738    83,508    80,797   174,073     30,102    34,511
  Plus State Income Taxes                          -         -        3,532    14,849      3,616     8,515
  Plus Provision for Deferred Income Taxes       (8,328)   19,938    16,263   (72,568)   113,655   145,127
  Plus Deferred Investment Tax Credits           (3,858)   (5,207)   (5,207)   (5,207)    (5,207)   (5,207)
  Plus Fixed Charges                            124,807   118,911   132,785   125,194    132,236   133,354
                                               --------  --------  --------  --------   --------   -------
    Total Earnings                             $400,870  $404,868  $417,737  $421,128   $550,343  $662,285
                                               ========  ========  ========  ========   ========  ========

Fixed Charges:
  Interest on Long-term Debt                   $ 93,301  $ 87,413  $ 96,212  $ 86,980   $ 99,839* $101,714*
  Interest on Short-term Debt                    19,506    19,498    22,830    25,023     19,442*   18,685*
  Distributions on Trust Preferred Securities    12,000    12,000    11,940    11,208     10,560    10,560
  Estimated Interest Element in Lease Rentals      -         -        1,803     1,983      2,395     2,395
                                               --------  --------- --------  --------   --------  --------
     Fixed Charges                             $124,807  $118,911  $132,785  $125,194   $132,236  $133,354
                                               ========  ========  ========  ========   ========  ========

Ratio of Earnings to Fixed Charges                 3.21      3.40      3.14      3.36       4.16      4.96
                                                   ====      ====      ====      ====       ====      ====

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* Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no affect on the ratio.